SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2013

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒                    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                     No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement on adjustments to public telecommunications network interconnection settlement standard, dated December 23, 2013	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate the acquired business or assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology, or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the third generation mobile telecommunications, or 3G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business; and

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: December 23, 2013	By:	/s/ Wang Xiaochu
		Name:	Wang Xiaochu
		Title:	Chairman and Chief Executive Officer

Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

ADJUSTMENTS TO PUBLIC TELECOMMUNICATIONS NETWORK

INTERCONNECTION SETTLEMENT STANDARD

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and Part XIVA of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

The Board of Directors (the “Board”) of China Telecom Corporation Limited (the “Company” or “China Telecom”) announced that the Company was notified by the Ministry of Industry and Information Technology of the PRC (the “MIIT”) that amongst others, public telecommunications network interconnection settlement standards of basic telecommunications operators will be adjusted with effect from 1 January 2014. Under the current settlement arrangement, a mobile user of a basic telecommunications operator (not including China Mobile’s TD-SCDMA 157 and 188 prefix numbers users) initiates a call to a mobile user of another basic telecommunications operator, the settlement charge is set uniformly at a rate of RMB 0.06 per minute payable by the basic telecommunications operator originating the call to the basic telecommunications operator receiving the call. In the event a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user initiates a call to a user of other basic telecommunications operators within the scope of local network, China Mobile will pay a settlement charge of RMB 0.012 per minute to the basic telecommunications operator receiving the call. In the event a mobile user of other basic telecommunications operators initiates a call to a China Mobile’s TD-SCDMA 157 and 188 prefix numbers user, the basic telecommunications operator initiating the call will pay a settlement charge of RMB 0.06 per minute to China Mobile. After the adjustment, in the event a mobile user of China Telecom and China Unicom initiates a call to a mobile user of China Mobile (not including TD-SCDMA 157 and 188 prefix numbers users), the interconnection settlement charges payable by the basic telecommunications operator originating the call to China Mobile will be adjusted from the prevailing rate of RMB 0.06 per minute to RMB 0.04 per minute from 1 January 2014 onwards. Other existing voice interconnection settlement standards remain unchanged. The MIIT will assess the above interconnection settlement policy once every two years based on the development conditions of the telecommunications market and will make adjustment when appropriate. Meanwhile, the MIIT also adjusted the SMS and MMS interconnection settlement standards amongst the basic telecommunications operators. The SMS interconnection settlement standard will be adjusted from RMB 0.03 to RMB 0.01 per SMS and the MMS interconnection settlement standard will be adjusted from RMB 0.10 to RMB 0.05 per MMS.

A-1

Based on the actual traffic volume of the Company’s inter-mobile networks voice, SMS and MMS for the year of 2012, the Company estimates that the above interconnection settlement standard adjustments will result in a reduction in the interconnection revenue of the Company by RMB560 million (approximately HK$720 million) and a reduction in the interconnection charges by RMB3,140 million (approximately HK$4,030 million) for the year of 2012.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

This announcement contains translations between Renminbi and Hong Kong dollar amounts at HK$1.00=RMB0.78 for illustration purposes. The translations should not be taken as a representation that the Renminbi could actually be converted into Hong Kong dollar at such rates or at all.

By Order of the Board
China Telecom Corporation Limited
Wang Xiaochu
Chairman and Chief Executive Officer

Beijing, PRC, 23 December 2013

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board consists of Mr. Wang Xiaochu as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Madam Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Xie Liang as the non-executive director and Mr. Wu Jichuan, Mr. Qin Xiao, Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura and Mr. Xu Erming as the independent non-executive directors.

A-2